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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Westport Fuel Systems Inc.
We consent to the use of our reports, each dated March 17, 2020, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.
As discussed in note 4(a) to the consolidated financial statements, the Company has changed its accounting policies for leases as of January 1, 2019, due to the adoption of ASC 842, Leases.
We also consent to the incorporation by reference of such reports in the Registration Statements (Nos. 333-165812, 333-168847 and 333-211726) on Form S-8, (No. 333-228551) on Form F-10/A and (No. 333-207523) on Form F-4/A of Westport Fuel Systems Inc.

/s/ KPMG LLP

Chartered Professional Accountants

March 17, 2020
Vancouver, Canada

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